Exhibit 99.1

Origin Agritech Limited Increases Majority Interest in Jilin Changrong Seed Company Ltd.

BEIJING--(BUSINESS WIRE)--December 15, 2009--Origin Agritech Limited (NASDAQ: SEED) (“Origin”), a vertically–integrated supplier of hybrid and genetically-modified crop seeds in China, today announced that Origin now has a 53.95% ownership stake in Jilin Changrong directly and a 62.82% ownership stake directly and indirectly for which it has paid total consideration of approximately US $10.11 million. Due to Origin’s strong balance sheet and cash position, it has acquired an additional 10% interest in its Jilin Changrong Seed Company Ltd. (“Jilin Changrong”) subsidiary from certain shareholders for RMB 24.00 million (US $3.51 million). Jilin Changrong, which is located in and primarily serves the northeast region of China, was established in January 2006 through a partnership between Origin and Jinong Hi-tech Seed Inc. (“Jinong”).

Jilin Changrong has the exclusive rights from Jinong, the commercial subsidiary of the Jilin Academy of Agricultural Sciences (“JAAS”), to 40 proprietary hybrid crop seeds. Jilin Changrong will continue to receive, on an exclusive basis, new corn hybrid seeds developed by Jinong. To date, 28 seeds from Jilin Changrong have been approved by the government, with the expectation that an additional 5-8 hybrid crop seeds will be approved by the government next year. An additional 48 hybrid seeds are undergoing regulatory testing. This product portfolio makes Jilin Changrong one of the leading crop seed companies in the northern region of China and strengthens Origin’s presence in Inner Mongolia.

Increase in ownership stake would allow for further management control of the company to fully share Origin’s management direction and more fully optimize our production facilities and marketing network. Origin owns a 23% interest in Jinong which, in 2006, was named as one of the top 50 seed companies in China. JAAS is one of the leading provincial agricultural research institutions in China. JAAS has 11 research units and is considered to be the premier agricultural research and development institution in the northeast region. Among its 11 research units are the National Corn Research and Improvement Center, the Jilin Branch of the National Rice Improvement Center, the Jilin Branch of the National Center on Corn Improvement, and the Jilin Province Key Open Lab on Agro-Biotechnology.

For the fiscal year ended September 30, 2009, Jilin Changrong delivered 20.0 million kilograms of corn seed, generated revenue of RMB 163.29 million (US $23.91 million) and net income of RMB 31.82 million (US $4.66 million) (unaudited).

Liang Yuan, Chief Executive Officer of Origin, commented, “We were very pleased with Jilin Changrong’s performance to date and continue to be optimistic about its future outlook. Beyond the anticipated financial contributions, this additional investment in Jilin Changrong is continues to provide a number of strategic benefits to Origin. These benefits include the access to and cooperation with the JAAS corn germplasm and research program and an opportunity to share management skills and intellectual property. The northeast region of China accounts for approximately 35% of the country’s total corn growing area and 45% of the country’s total corn production, making it an area of tremendous agricultural importance. Jilin Changrong has a very good reputation in northeast China, especially in Jilin province where we estimate that Jilin Changrong has a 10% market share of the corn seed market. ”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The Company currently operates facilities in 30 of 32 provinces in China. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed 26 proprietary corn seed products, 19 proprietary rice seed products, 5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution as of December 2008. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on March 23, 2009. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kaum, 949-726-8101 or 011-86-136-8108-0243
Vice President, Finance
Irving.kau@originseed.com.cn